Updated Safety, Efficacy and Biomarker Analysis from the Phase I Monotherapy Study of Givastomig, a Novel Claudin 18.2/4-1BB Bispecific Antibody, in Claudin 18.2 Positive Advanced Gastroesophageal Carcinoma (GEC)  Samuel J. Klempner, MD Massachusetts General Hospital, Boston, MA, United States

Disclosure Information Samuel J. Klempner I have the following relevant financial relationships to disclose: Employee of: Massachusetts General Hospital Consultant for: Bristol-Myers Squibb, Merck, Astellas, Daiichi-Sankyo, Natera, Novartis, AstraZeneca, Mersana, Sanofi-Aventis, Amgen, Boehringer-Ingelheim, Taiho Oncology, Eisai, BeiGene, Elevation Oncology, EsoBiotec, and Gilead Speaker’s Bureau for: none Grant/Research support: none Stockholder in: Turning Point Therapeutics and Nuvalent Honoraria from: none - and - My additional financial relationship disclosures are: currently participating as an investigator on the study being presented. 2

Background


AACR
American Association for Cancer Research
NIH NATIONAL CANCER INSTITUTE
EORTC
European Organisation for Research and Treatment of Cancer

- Givastomig, a CLDN18.2 x 4-1BB bispecific antibody, exerts anti-tumor activity through CLDN18.2-based, tumor-directed T-cell activation.[1]
- NCT04900818 is an open label, first-in-human, phase 1 study of givastomig monotherapy in patients with advanced solid tumors that was designed to evaluate the safety, efficacy, pharmacokinetics (PK), and pharmacodynamics (PD) of givastomig.
- Initial data presentations from this study showed that givastomig was well tolerated, had activity in heavily pretreated CLDN18.2-positive gastric cancer patients, and exhibited dose-dependent pharmacokinetics and induction of soluble 4-1BB.[2]
- Here we report updated safety, efficacy and biomarker data with over 1 year of additional follow up from patients with CLDN18.2+ GEC treated with monotherapy givastomig at doses ≥ 5 mg/kg.

Givastomig


Anti-CLDN18.2 IgG1
Anti-4-1BB scFv

Highly potent CLDN18.2 mAb
- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

Silenced Fc: IgG1
- No ADCC or CDC
- Minimize unintended systemic immune activation driven by FcgR-mediated 4-1BB clustering

Conditional 4-1BB agonist
- Localized T cell activation in TME leading to potent tumor killing and minimal 4-1BB-mediated liver toxicity or systemic immune response

1. Shen JITC 2024
2. Ku CCR 2025

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Phase 1 Study Design

- Multi-center, dose-escalation and expansion phase Ib study
- Monotherapy: US and China. Combination: US only
- Escalation via BOIN design with at least four subjects per dose

Part 1 Givastomig Monotherapy

Dose Escalation
n=4 per cohort
Adv or metastatic solid tumors

- 18 mg/kg Q3W CLDN18.2+ GEC
- 15 mg/kg Q2W
- 12 mg/kg Q2W
- 8 mg/kg Q2W
- 5 mg/kg Q2W
- 3 mg/kg Q2W
- 1 mg/kg Q2W
- 0.3 mg/kg Q2W
- 0.1 mg/kg Q2W

Accelerated Titration (n=1 per cohort) for 0.3 mg/kg Q2W and 0.1 mg/kg Q2W

Parallel Dose Expansion
n=6 per cohort, CLDN18.2 + GEC, PDAC & cholangioca

- 15 mg/kg Q2W CLDN18.2+ GEC
- 12 mg/kg Q2W
- 8 mg/kg Q2W
- 5 mg/kg Q2W

Dose Expansion
n~20, CLDN18.2 + GEC

- 18 mg/kg Q3W CLDN18.2+ GEC; n=6
- 12mg/kg Q2W

Based on safety, PK/PD and efficacy

Part 2 Givastomig + Nivolumab + mFOLFOX

1L HER2(-) CLDN18.2+ unresectable or metastatic GC/GEJ/EAC

Completed

Dose Escalation *(n=17)*

- **Lead-In *(n=5)***: **Giva 5 mg/kg** + nivo + mFOLFOX6 Q2W
- **Dose Escalation *(n=6)***: **Giva 8 mg/kg** + nivo + mFOLFOX6 Q2W
- **Dose Escalation *(n=6)***: **Giva 12 mg/kg** + nivo + mFOLFOX6 Q2W

Ongoing

Dose Expansion *(n=40)*

- **8 mg/kg *(n=20) – enrolled***: **Giva 8 mg/kg** + nivo + mFOLFOX6 Q2W
- **12 mg/kg *(n=20) – enrolled***: **Giva 12 mg/kg** + nivo + mFOLFOX6 Q2W

BOIN = Bayesian Optimal Interval Design **CLDN18.2-positive** = membrane intensity ≥1+ on ≥1% of tumor cells

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Phase 1 Study Design

- Multi-center, dose-escalation and expansion phase Ib study
- Monotherapy: US and China. Combination: US only
- Escalation via BOIN design with at least four subjects per dose

Part 1 Givastomig Monotherapy

Dose Escalation
n=4 per cohort
Adv or metastatic solid tumors

Parallel Dose Expansion
n=6 per cohort, CLDN18.2 + GEC, PDAC & cholangioca

Dose Expansion
n~20, CLDN18.2 + GEC

Dose Escalation	Parallel Dose Expansion	Dose Expansion
18 mg/kg Q3W CLDN18.2+ GEC		18 mg/kg Q3W CLDN18.2+ GEC; n=6
15 mg/kg Q2W →	15 mg/kg Q2W CLDN18.2+ GEC	
12 mg/kg Q2W →	12 mg/kg Q2W → (Based on safety, PK/PD and efficacy)	12mg/kg Q2W
8 mg/kg Q2W →	8 mg/kg Q2W	
5 mg/kg Q2W →	5 mg/kg Q2W	
3 mg/kg Q2W		
1 mg/kg Q2W		
0.3 mg/kg Q2W		
0.1 mg/kg Q2W		

0.3 mg/kg Q2W and 0.1 mg/kg Q2W: Accelerated Titration (n=1 per cohort)

Part 2 Givastomig + Nivolumab + mFOLFOX

1L HER2(-) CLDN18.2+ unresectable or metastatic GC/GEJ/EAC

Completed

Dose Escalation *(n=17)*

Lead-In *(n=5)*
Giva 5 mg/kg + nivo + mFOLFOX6 Q2W
↓
Dose Escalation *(n=6)*
Giva 8 mg/kg + nivo + mFOLFOX6 Q2W
↓
Dose Escalation *(n=6)*
Giva 12 mg/kg + nivo + mFOLFOX6 Q2W

→

Ongoing

Dose Expansion *(n=40)*

8 mg/kg *(n=20) – enrolled*
Giva 8 mg/kg + nivo + mFOLFOX6 Q2W

12 mg/kg *(n=20) – enrolled*
Giva 12 mg/kg + nivo + mFOLFOX6 Q2W

BOIN = Bayesian Optimal Interval Design **CLDN18.2-positive** = membrane intensity ≥1+ on ≥1% of tumor cells

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45 patients with CLDN18.2+ GEC were enrolled into cohorts of escalating doses of givastomig 5*-15 mg/kg Q2W, and 18 mg/kg Q3W. Patients had received a median of 3 prior therapies, including 74% with prior programmed death-(ligand) 1 inhibitor. CLDN18.2 SP455 assay Baseline Characteristics * 4-1BB induction was sustained at ≥5 mg/kg; Data cut-off: August 27, 2025 5 mg/kg (n=7) 8 mg/kg (n=5) 12 mg/kg (n=21) 15 mg/kg (n=6) 18 mg/kg (n=6) Total (n=45) Age Median (range) 67 59 57 65 61 59 (38-82) (36-75) (32-76) (55-70) (42-77) (32-82) Gender Female 29% 60% 48% 17% 50% 42% Male 71% 40% 52% 83% 50% 58% Race White 57% 20% 29% 33% 67% 38% Asian 43% 80% 62% 50% 33% 56% NR 0 0 9% 17% 0 6% ECOG PS 0 43% 40% 19% 17% 50% 29% 1 57% 60% 81% 83% 50% 71% Tumor Location Gastric 57% 80% 86% 83% 83% 80% GEJ 0 20% 4% 0 0 4% Esophageal 43% 0 10% 17% 17% 16% CLDN18.2 ≥ 75% 57% 0 71% 83% 83% 64% 1-74% 43% 100% 29% 17% 17% 36% PD-L1 CPS ≥ 1 29% 0 52% 33% 100% 47% <1 29% 40% 24% 33% 0 24% NA 42% 60% 24% 34% 0 29% MSI MSI-H 0 0 14% 0 17% 9% MSS 100% 100% 86% 100% 83% 91%

No dose-limiting toxicities were observed up to 15mg/kg Q2W and 18 mg/kg Q3W. Maximum-tolerated-dose was not reached. Grade ≥3 TRAE occurred in 33% of patients. One patient experienced a grade 4 platelet count decreased*. Grade 3 TRAE occurring in more than one patient were anemia (9%), lymphocyte count decreased (9%), WBC decreased (7%), AST increased (4%), neutropenia (4%), and upper GI hemorrhage* (4%). TRAE leading to permanent withdrawal of givastomig occurred in 9% of patients. These events were grade 3 ALT increased (n=1, 5 mg/kg) grade 3 infusion related reaction (n=1, 5 mg/kg), grade 2 pulmonary embolism (n=1, 12 mg/kg) and grade 3 nausea (n=1, 18 mg/kg). There were no grade 5 treatment-related adverse events. Safety Data cut-off: August 27, 2025 * patient with grade 4 platelet count decreased also experienced grade 3 upper GU hemorrhage

Treatment Related Adverse Events Common TRAE in ≥ 10% of subjects (n=45) Preferred Term Grade 1-2 n (%) Grade 3 n (%) Grade 4 n (%) All Grades n (%) Anaemia 8 (18%) 4 (9%) 0 (0%) 12 (27%) WBC decreased 7 (16%) 3 (7%) 0 (0%) 10 (22%) Nausea 8 (18%) 1 (2%) 0 (0%) 9 (20%) ALT increased 6 (13%) 1 (2%) 0 (0%) 7 (16%) AST increased 5 (11%) 2 (4%) 0 (0%) 7 (16%) Decreased appetite 6 (13%) 1 (2%) 0 (0%) 7 (16%) Neutropenia 5 (11%) 2 (4%) 0 (0%) 7 (16%) GGT increased 4 (9%) 1 (2%) 0 (0%) 5 (11%) Vomiting 4 (9%) 1 (2%) 0 (0%) 5 (11%) Data cut-off: August 27, 2025 TRAE leading to discontinuation of givastomig Preferred Term Grade 1-2 n (%) Grade 3 n (%) Grade 4 n (%) All Grades n (%) ALT increased 0% 0% 1 (2%) 1 (2%) IRR 0% 0% 1 (2%) 1 (2%) Nausea 0% 0% 1 (2% 1 (2%) Pulmonary embolism 0% 1 (2%) 0% 1 (2%)

Swimmer Plot & Efficacy Summary

(Total N=45, *: GEMUMSI=1)



CPS CLDN
5 mg/kg
8 mg/kg
12 mg/kg
15 mg/kg
18 mg/kg
PD
PR
> Treatment Ongoing
SD
Death
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
Study Months (C1D1 to End of Treatment date)

	5 mg/kg *(n=7)*	8 mg/kg *(n=5)*	12 mg/kg *(n=21)*	15 mg/kg *(n=6)*	18 mg/kg Q3W *(n=6)*	All *(n=45)*
Confirmed ORR						
n (%)	1 (14%)	1 (20%)	4 (19%)	0	2 (33%)	8 (18%)
95%CI	(0.2, 33.9)	(0.3, 44.5)	(2.7, 22.6)	(0.0, 45.9)	(2.1, 48.4)	(3.9, 16.8)
DCR (PR + SD)						
n (%)	2 (28.6%)	2 (40.0%)	11 (52.4%)	3 (50.0%)	4 (66.7%)	22 (48.9%)
95%CI	(1.8, 42.8)	(2.5, 55.6)	(13.9, 42.0)	(5.5, 57.2)	(9.9, 65.1)	(16.0, 34.6)
PFS (mo.)						
Median (95% CI)	1.5 (0.5, 3.9)	3.2 (0.7, NA)	3.2 (1.81, 7.0)	2.3 (1.2, NA)	6.2 (0.5, NA)	3.0 (1.7, 3.9)
6 mo. (%) (95% CI)	NA	20.0 (0.8, 58.2)	33.3 (14.9, 53.1)	16.7 (0.8, 51.7)	66.7 (19.5, 90.4)	30.0 (17.4, 43.8)
OS (mo.)						
Median (95% CI)	11.9 (0.5, NA)	9.0 (3.2, NA)	7.0 (4.2, 13.0)	10.25 (1.2, NA)	7.5 (0.5, NA)	7.5 (5.0, 12.5)

Data cut-off: August 27, 2025

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NA = not available red font = CPS <5 and CLDN <75% Waterfall Data cut-off: August 27, 2025

CLDN18.2 Expression vs. Clinical Efficacy CLDN18.2 N ORR DCR mPFS (mo., 95% CI) mOS (mo., 95% CI) PFS Hazard Ratio (High vs. Low) OS Hazard Ratio (High vs. Low) Low High Low High Low High Low High Low High 10% 2+/3+ 4 41 25% 17% 50% 49% 5.4 (1.7-NA) 2.8 (1.7-3.9) 9.0 (3.2, NA) 7.5 (5.0-11.9) 1.5 (0.4-4.6) 0.9 0.3-2.9) 40% 2+/3+ 15 30 20% 17% 40% 53% 1.9 (0.9-5.4) 3.0 (1.7-4.2) 9.0 (3.2-16.5) 7.5 (4.2-11.9) 1.1 (0.6-2.2) 1.2 (0.6-2.6) 75% 2+/3+ 24 21 17% 19% 42% 57% 1.8 (1.2-3.7) 3.7 (1.7-6.2) 7.5 (3.2-16.5) 7.5 (4.2-13.0) 0.87 (0.5-1.7) 0.9 (0.4-1.8) Data cut-off: August 27, 2025 No statistically significant differences in ORR, DCR, PFS, or OS between CLDN18.2-high and CLDN18.2-low groups, using a variety of cutoffs 11

No statistically significant differences in ORR, DCR, PFS, or OS between CLDN18.2-high and CLDN18.2-low groups, using a variety of cutoffs CLDN18.2 Expression vs. Clinical Efficacy CLDN18.2 Expression Cutoff CLDN18.2-Low (< Cutoff) CLDN18.2-High (≥ Cutoff) PFS Hazard Ratio (High vs. Low) OS Hazard Ratio (High vs. Low) N ORR DCR mPFS (months) mOS (months) N ORR DCR mPFS (months) mOS (months) 10% 2+/3+ 4 25% 50% 5.39 (1.71, NA) 9.0 (3.19, NA) 41 17% 49% 2.83 (1.71-3.91) 7.49 (4.96-11.9) 1.47 (0.43-4.63) 0.88 0.26-2.91) 40% 2+/3+ 15 20% 40% 1.87 (0.85-5.42) 8.97 (3.19-16.5) 30 17% 53% 2.96 (1.71-4.21) 7.49 (4.21-11.9) 1.13 (0.56-2.24) 1.20 (0.55-2.64) 75% 2+/3+ 24 17% 42% 1.84 (1.22-3.65) 7.49 (3.19-16.5) 21 19% 57% 3.68 (1.71-6.24) 7.49 (4.21-13.0) 0.87 (0.46-1.65) 0.88 (0.43-1.82) Data cut-off: August 27, 2025 12

No statistically significant differences in PFS or OS between CLDN18.2-high (defined as ≥ 75% of 2+/3+, n=21) and CLDN18.2-low (n=24) CLDN18.2 Expression vs. PFS and OS Data cut-off: August 27, 2025 13

Givastomig 1L Combination Escalation Data cut-off: May 15, 2025 Presented at ESMO GI 2025 14

Conclusions

- With over a year of additional follow up, givastomig continues to be well tolerated up to 15 mg/kg Q2W and 18 mg/kg Q3W and continues to show encouraging monotherapy activity in heavily pre-treated GEC patients with a wide range of CLDN18.2 expression (confirmed ORR 18%).
- There was no statistically significant difference in ORR, DCR, PFS, or OS between CLDN18.2-high and CLDN18.2-low groups, using a variety of cutoffs.
- Givastomig may have utility in patients with lower CLDN18.2 expression compared with other CLDN18.2 agents.
- The sustained tolerability and efficacy support the development of givastomig as an add on to 1L therapy in combination with nivolumab and mFOLFOX6 in advanced or metastatic gastric, gastroesophageal and esophageal adenocarcinomas (NCT04900818), as well as other CLDN+ GI malignancies.

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